MedPro Safety Products, Inc.
817 Winchester Road, Suite 200
Lexington, Kentucky 40505

August 6, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Attention:	Peggy A. Fisher Assistant Director

Re:	MedPro Safety Products, Inc. Registration Statement on Form S-1 (File No. 333-149163) Response to Staff Comments

Dear Ms. Fisher:

MedPro Safety Products, Inc. ("MedPro") hereby submits the following responses to comments in the letter from the Commission's staff dated July 29, 2008.

Exhibit 5.1

Comment:

1.
Please file an opinion of counsel that considers all documents and other facts necessary to form the opinion required by Regulation S-K Item 601(b)(5), rather than merely an identified list of documents as mentioned in the last paragraph on page 1 of this exhibit.

Response:	The opinion of counsel has been revised in response to the comment.

Comment:

2.
We note the assumption contained in paragraph (b) of your opinion of counsel.  It is inappropriate for counsel to assume away facts that go to the essence of the opinion.  Please file a revised opinion of counsel removing this limitation.

Response:	The assumption has been revised to address the Company’s authorized but unissued shares as of a future date when the shares are issued.

Comment:

3.
We note the limitation contained in paragraph (d) that your counsel has assumed “that the laws of Nevada apply to the Warrants despite statements in the Warrants that they will be construed according to New York law.”  This limitation is inappropriate; please have your counsel revise their opinion to remove this limitation.

Response:	The limitation has been deleted from the opinion of counsel in response to the comment.

Comment:

4.	In light of the limitation contained in the last sentence of paragraph (g), please have your counsel file an updated opinion dated on the date of effectiveness.

Response:	The opinion of counsel has been revised in response to the comment.

Comment:

5.
We note your counsel has limited its opinion to the “Nevada Revised Statutes, Chapter 78” in the penultimate paragraph of the opinion.  Counsel may limit its legality opinion to the appropriate state law or state corporate law, but may not limit the legality opinion to only statutory law.  Counsel should examine the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations.  Please have your counsel file a revised opinion covering the applicable law.

Response:	The opinion of counsel has been revised in response to the comment.

MedPro Safety Products, Inc. hereby acknowledges that:

•	MedPro Safety Products, Inc. is responsible for the adequacy and accuracy of the disclosure in its registration statement;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the registration statement; and

•	MedPro Safety Products, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (859) 225-5375 or our counsel, Alan K. MacDonald of Frost Brown Todd LLC (telephone 502.568.0277) if you have any questions or require any further information with respect to these matters.

Sincerely,

/s/ Marc T. Ray

Marc T. Ray
Executive Vice President and
Chief Financial Officer